UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 001-35224

Xunlei Limited

4/F, Hans Innovation Mansion, North Ring Road

No. 9018 High-Tech Park, Nanshan District

Shenzhen, 518057

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XUNLEI LIMITED

By:	/s/ Tao Thomas Wu
Name:	Tao Thomas Wu
Title:	Chief Financial Officer

Date: December 24, 2014

Exhibit Index

Exhibit 99.1 — Press Release

Exhibit 99.1

Press Release

Xunlei Announces An Up to US$20 million Share Repurchase Program

SHENZHEN, China, December 22, 2014 /PRNewswire/ – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), China’s leading provider of acceleration products and services, today announced that its board of directors has approved an up to US$20 million share repurchase program to repurchase Xunlei’s issued and outstanding shares.

“Our management team and Board of Directors have a strong conviction in our core business and long-term prospects. We believe repurchasing our shares is a prudent use of our cash and are pleased that our financial position also allows us to start building Xunlei’s track record of returning value to shareholders,” Mr. Sean Zou, Chairman and Chief Executive Officer of Xunlei, commented.

Xunlei’s share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by Xunlei’s management, including through Rule 10b5-1 share repurchase plans. Xunlei expects to implement this share repurchase program over the next 12 months. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors. Xunlei’s Board of Directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly.

The share repurchase program will be funded using Xunlei’s existing cash balance. As of 30 September, 2014, Xunlei had cash, cash equivalents and short-term investments of approximately US$433 million.

About Xunlei

Xunlei Limited (“Xunlei”) is one of the top 10 largest Chinese Internet companies, with an average of approximately 309 million monthly unique visitors as at September of 2014, according to iResearch. Xunlei is the No. 1 acceleration product provider in China as measured by market share. Xunlei operates a powerful Internet platform in China based on cloud computing to provide users with quick and easy access to digital media content through its core products and services, Xunlei Accelerator and the cloud acceleration subscription services. Xunlei is increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones and to living rooms through TV coverage. Benefitting from the large user base accumulated by Xunlei Accelerator, Xunlei has further developed various value-added services, including Xunlei Kankan, online game and pay per view, to meet a fuller spectrum of its users’ digital media content access and consumption needs.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations regarding the share repurchase program contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company’s ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company’s ability to keep up with technological developments and users’ changing demands in the Internet industry; the Company’s ability to convert its users into subscribers of its premium services; and the Company’s ability to deal with existing and potential copyright infringement claims and other related claims; and the Company’s ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

IR Contact:

Mr. Yuanyuan Chen (English and Chinese)

Investor Relations Director

Mobile +86 139-2337-7882 or +852 6954-7509 in Shenzhen

chenyuanyuan@xunlei.com

PR Contact:

Fleishman-Hillard

Email: hkg.xnet@fleishman.com